Exhibit 99.1

WESTERN COPPER AND GOLD ANNOUNCES RIO TINTO EXERCISE OF THEIR ANTI DILUTION RIGHT

VANCOUVER, BC, March 25, 2024 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) announces it has completed a private placement with Rio Tinto Canada Inc. ("Rio Tinto") pursuant to Rio Tinto's subscription rights as a result of the Company's recent private placement with the incoming CEO.

Rio Tinto acquired 239,528 common shares of the Company at a price of C$1.35 per share for proceeds of C$323,363, allowing Rio Tinto to maintain its interest of approximately 9.7%.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino project using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Sandeep Singh"

Sandeep Singh
Chief Executive Officer
Western Copper and Gold Corporation

SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

For further information: info@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 06:30e 25-MAR-24